CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

January 16, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Variable Series Trust (the "Trust")
File Nos. 333-177369 and 811-22613

Dear Sir/Madam:

Enclosed for filing is the Post-Effective Amendment No. 24 to the Registration Statement under the Securities Act of 1933, as amended ("1933 Act") and Amendment No. 27 under the Investment Company Act of 1940, as amended ("1940 Act") for the above-referenced Registrant (the "Amendment"). This filing is being made pursuant to Rule 485(a) under the 1933 Act.

This Amendment is being filed to reflect the following changes listed below:

1) To change the Adviser:
Current Adviser
Curian Capital, LLC

New Adviser
Jackson National Asset Management, LLC

2) To change the name of the Trust:
Current Trust Name
Curian Variable Series Trust

New Trust Name
Jackson Variable Series Trust

3) To reflect the following fund mergers:

-Curian Guidance – Institutional Alt 65 Fund into JNL Institutional Alt 65 Fund
-Curian Guidance – Tactical Maximum Growth Fund into Curian Guidance – Maximum Growth Fund
-Curian Guidance – Tactical Moderate Growth Fund into Curian Guidance – Moderate Growth Fund
-Curian Guidance – Multi-Strategy Income Fund into Curian Guidance – Fixed Income 100 Fund
-Curian Guidance – Alt 100 Conservative Fund into Curian Guidance – Alt 100 Moderate Fund
-Curian Guidance – Alt 100 Growth Fund into Curian Guidance – Alt 100 Moderate Fund
-Curian Guidance – International Conservative Fund into Curian Guidance – Conservative Fund
-Curian Guidance – International Moderate Fund into Curian Guidance – Moderate Fund
-Curian Guidance – International Growth Fund into Curian Guidance – Growth Fund
-Curian Dynamic Risk Advantage – Growth Fund into JNL/MMRS Moderate Fund
-Curian Dynamic Risk Advantage – Income Fund into JNL/MMRS Conservative Fund
-Curian Dynamic Risk Advantage – Diversified Fund into JNL/MMRS Conservative Fund
-Curian/Aberdeen Latin America Fund into JNL/Lazard Emerging Markets Fund
-Curian/Ashmore Emerging Market Small Cap Equity Fund into JNL/Lazard Emerging Markets Fund
-Curian/Baring International Fixed Income Fund into JNL/Franklin Templeton Global Multisector Bond Fund
-Curian/CenterSquare International Real Estate Securities Fund into JNL/Invesco Global Real Estate Fund
-Curian/PineBridge Merger Arbitrage Fund into Curian/Nicholas Convertible Arbitrage Fund
-Curian/Schroder Emerging Europe Fund into JNL/Lazard Emerging Markets Fund
-Curian/UBS Global Long Short Fixed Income Fund into Curian/BlackRock Global Long Short Credit Fund

4) To reflect other changes

The Amendment is intended to become effective on April 27, 2015.  Prior to the effective date, the Trust intends to file an amendment pursuant to Rule 485(b) under the 1933 Act for the purpose of effecting the annual update of the Trust's registration statement with respect to all series of the Trust.  If you have any questions, please contact me at 312-730-9721.

Sincerely,

/s/ Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President
encs.

CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

January 16, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	Curian Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

/s/ Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President